                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                               U.S. VISION, INC.
                               _________________
                               (Name of Issuer)


                    Common Stock (par value $.01 per share)
                    _______________________________________
                         (Title of Class of Securities)


                                  90339M-10-4
                                  ___________
                                (CUSIP Number)


                             Dennis J. Shaughnessy
                               Managing Director
                          Grotech Capital Group, Inc.
                               9690 Deereco Road
                                   Suite 800
                           Timonium, Maryland 21092
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            (Date of Event which Requires Filing of this Statement)

                               December 27, 2000

________________________________________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech Capital Group, Inc.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1525306
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,188/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          365,383/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,188/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          365,383/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      374,026/1,2/

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

--------------
/1/ Includes a warrant to purchase 7,348 shares of Common Stock of the Issuer, exercisable immediately.

/2/ Includes 311,984 shares of Common Stock held by Grotech Partners III, L.P., 33,914 shares of Common Stock held by Grotech III Companion Fund, and 19,485 shares of Common Stock held by Grotech III Pennsylvania Fund, L.P., each of which Grotech Capital Group, Inc. is the general partner.

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech Capital Group IV, LLC
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1846256
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            34,818/3/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,583,951/4/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             34,818/3/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,583,951/4/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,587,769/3,4/

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

--------------
/3/ Includes a warrant immediately exercisable into 31,652 shares of Common Stock of the Company.

/4/ Includes 1,583,951 shares of Common Stock held by Grotech Partners IV, L.P., of which Grotech Capital Group IV, LLC is the general partner.

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech Partners III, L.P
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1620950
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            311,984

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             311,984

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      311,984

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech III Companion Fund, L.P.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1642933
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            33,914

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             33,914

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      33,914

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech III Pennsylvania Fund, L.P.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1690767
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            19,485

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             19,485

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,485

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.25%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Grotech Partners IV, L.P
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-1846258
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,583,951

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,583,951

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,583,951

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Stolberg Partners, L.P.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      13-3744985
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,525,159

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,525,159

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,525,159

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Constitution Partners I, L.P.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      25-172129
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            487,228

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             487,228

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      487,228

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: RKM Investment Company
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      25-1752120
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          487,228/5/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          487,228/5/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      487,228/5/

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

--------------
/5/ Includes 487,228 shares of Common Stock held by Constitution Partners, L.P. of which RKM Investment Company is the general partner.

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: M&M General Partnership
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      25-1752128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            67,366

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             67,366

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      67,366

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

===============================================================================
CUSIP NO. 90339M-10-4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON: Richard K. McDonald
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF and PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            204,388/6/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          554,594/7/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             204,388/6/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          554,594/7/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      204,388/6,7/

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------
/6/ Includes three Warrants immediately exercisable into 1,395; 833; and 19,500, respectively.

/7/ Includes 67,366 shares of Common Stock held by M&M General Partnership, of which Mr. McDonald is a general partner, and includes 487,228 shares of Common Stock held by Constitution Partners I, L.P., of which Mr. McDonald is an offcier of the general partner.

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value $.01 per share ("Common Stock"), of U.S. Vision, Inc., a Delaware corporation (sometimes referred to as the "Company" or "Issurer"). The principal offices of the Company are located at 1 Harmon Drive, Glen Oaks Industrial Partk, Glendora, NJ 08029.

Item 2.  Identity and Background.

      (a) The name of each Filer is as follows:

           1. Grotech Capital Group, Inc. ("GCG")
           2. Grotech Capital Group IV, LLC ("GCGIV")
           3. Grotech Partners III, L.P. ("Grotech III")
           4. Grotech III Companion Fund, L.P. ("Companion")
           5. Grotech III Pennsylvania Fund, L.P. ("Pennsylvania")
           6. Grotech Partners IV, L.P. ("Grotech IV")

              GCGIV is the general partner of Grotech IV. The following individuals are managing directors of GCGIV; Frank A. Adams; Dennis J. Shaughnessy; Stuart D. Frankel; Patrick J. Kerns; and David G. Bannister. Shaughnessy and J. Roger Sullivan, an officer of GCG and GCGIV, are also directors of the Issuer. GCG is the general partner of Grotech III, Companion and Pennsylvania. The managing directors of GCG are the same as those of GCGIV. The managing directors of GCGIV and GCG disclaim beneficial ownership of the shares of the issuer held by the Grotech entities.

           7. Stolberg Partners, L.P.

              The general partner of Stolberg Partners, L.P. is SGMS, L.P., a Delaware limited partnership ("SGMS"). The sole general partner of SGMS is Stolberg, Meehan & Scano, Inc., a Delaware corporation. The principals of Stolberg, Meehan & Scano, Inc. are E. Theodore Stolberg, Matthew M. Meehan and Walter P. Scano.

           8. Constitution Partners I, L.P. ("Constitution")
           9. M&M General Partnership ("M&M")
          10. Richard K. McDonald
          11. RKM Investment Company ("RKM")

              The general partner of Constitution is RKM. Richard K. McDonald, a director of Issuer, is the managing director of RKM and M&M. Mr. McDonald disclaims beneficial ownership of the shares held by Constitution and M&M pursuant to Rule 13d-4.

       (b), (c) The principal occupation, if any, of each Filer who is a natural person and the residence or business address for each Filer is as follows:

           1. Grotech Capital Group, Inc., 9690 Deereco Road, Timonium, Maryland 21092
           2. Grotech Capital Group IV, LLC, 9690 Deereco Road, Timonium, Maryland 21092
           3. Grotech Partners III, L.P., 9690 Deereco Road, Timonium,
              Maryland 21092
           4. Grotech III Companion Fund, L.P., 9690 Deereco Road, Timonium, Maryland 21092
           5. Grotech III Pennsylvania Fund, L.P., 9690 Deereco Road, Timonium, Maryland 21092
           6. Grotech Partners IV, L.P., 9690 Deereco Road, Timonium,
              Maryland 21092
           7. Stolberg Partners, L.P., 370 17th Street, Suite 4240, Denver,
              CO 80202
           8. Constitution Partners I, L.P., 600 Grant Street, 57th Floor, US Tower, Pittsburgh, PA 15219
           9. M&M General Partnership, 600 Grant Street, 57th Floor, US Tower, Pittsburgh, PA 15219

          10. RKM Investment Company, 600 Grant Street, 57th Floor, US Tower, Pittsburgh, PA 15219
          11. Richard K. McDonald, venture capitalist, 600 Grant Street, 57th Floor, US Tower, Pittsburgh, PA 15219

     (d), (e)   During the past five years, none of the Filers has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Grotech Capital Group, Inc., Grotech Capital Group IV, LLC, Grotech Partners III, L.P., Grotech III Companion Fund L.P. and Grotech Partners IV, L.P. is a Delaware limited partnership. Grotech III Pennsylvania Fund, L.P. is a Pennsylvania limited partnership. Stolberg Partners, L.P. is a Delaware Limited partnership. Constitution Partners I, L.P. is a Delaware limited partnership. M&M General Partnership is a Delaware general partnership. RKM Investment Company is a Delaware general partnership. All Filers which are natural persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 4 from pages 2 - 12 of this Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

     (a) The Filers acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to its respective investment decisions, the Filers may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereinafter acquire. The Filers intend to seek to enhance the value of their investment, which may include pursuing one or more of the following actions: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing the Common Stock or any other class of securities of the Company to be delisted from the Nasdaq National Market; (i) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     (b) On December 27, 2000, George E. Norcross, III, on behalf of Joseph J. Roberts, and Phillip A. Norcross (the "Norcross Group") entered into a non-binding Letter of Intent agreement with the Company and the Filers whereby the parties agreed to pursue a transaction in which the Norcross Group, either directly or through an entity to be formed by them, would acquire (i) all of the outstanding shares of common stock for a purchase price of $4.50 per share and
(ii) certain stock options currently exercisable for shares of common stock of the Company for a purchase price equal to the difference between $4.50 and the exercise price of such options. The proposed transaction is subject to the execution of a definitive agreement on terms consistent with the letter agreement, as well as the satisfaction of certain other conditions set forth therein, including without limitation approval by the Company's stockholders, regulatory approvals, receipt of financing and receipt of third party consents and approvals. The execution of the definitive acquisition agreement and the closing thereunder will be subject to the Filers and the Norcross Group agreeing to vote all of the shares of common stock held or controlled by them in favor of the proposed transaction, which shares represent, in the aggregate, approximately 78.7% of the Company's outstanding common stock.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Items 7, 8, 9, 10, 11 and 13 from pages 2 - 12 of this Schedule 13D are incorporated by reference. The Filers own an aggregate of 4,304,728, representing 54.5% of the Issuer's outstanding Common Stock.

     (c)  N/A

     (d)  N/A

     (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4(b) above.

Item 7.  Material to be filed as Exhibits.

     1. Joint Filing Agreement among the parties listed therein dated as of January 9, 2001.

     2. Letter of Intent dated as of December 27, 2000 by and among George E. Norcross, III, the Company, Grotech Capital Group, Inc., Grotech Capital Group IV, LLC, Grotech Partners III, L.P., Grotech III Companion Fund, L.P., Grotech III Pennsylvania Fund, L.P., Grotech Partners IV, L.P., Stolberg Partners, L.P., Constitution Partners I, L.P., M&M General Partnership, Richard K. McDonald, and RKM Investment Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                              GROTECH CAPITAL GROUP, INC.


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director



                              GROTECH CAPITAL GROUP IV, LLC


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director



                              GROTECH PARTNERS III, L.P.
                              By Grotech Capital Group, Inc., its general partner


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director

                              GROTECH III COMPANION FUND, L.P.
                              BY:  Grotech Capital Group, Inc., its general
                              partner


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director




                              GROTECH III PENNSYLVANIA FUND, L.P.
                              BY:  Grotech Capital Group, Inc., its general
                              partner


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director




                              GROTECH PARTNERS IV, L.P.
                              BY: Grotech Capital Group IV, LLC, its general partner


January 9, 2001               BY:  /S/  Dennis J. Shaughnessy
                                   --------------------------
                                   Dennis J. Shaughnessy
                                   Managing Director




                              STOLBERG PARTNERS, L.P.
                              BY:  SGMS, L.P., its general partner
                                 BY:  Stolberg Meehan and Scano Inc.,
                                      its general partner


January 9, 2001               BY:  /S/  E. Theodore Stolberg
                                   -------------------------
                                   E. Theodore Stolberg

                              CONSTITUTION PARTNERS I, L.P.
                              BY:  RKM Investment Company, its general partner


January 9, 2001               BY:  /S/  Richard K. McDonald
                                   ------------------------
                                   Richard K. McDonald
                                   Managing Partner




                              M&M GENERAL PARTNERSHIP


January 9, 2001               BY:  /S/  Richard K. McDonald
                                   ------------------------
                                   Richard K. McDonald
                                   Managing Partner


January 9, 2001               /S/  Richard K. McDonald
                              ------------------------
                              Richard K. McDonald



                              RKM INVESTMENT COMPANY


January 9, 2001               BY:  /S/  Richard K. McDonald
                                   ------------------------
                                   Richard K. McDonald
                                   Managing Partner